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VIA FEDERAL EXPRESS
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June 9, 2005


Ms. Jennifer Thompson
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549-0510


RE:      PDG ENVIRONMENTAL, INC.
         FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2005
         FILED MAY 2, 2005
         FILE NO. 0-13667

Dear Ms. Thompson:

In response to your letter of June 1, 2005 concerning the review of our Form 10-K for the year ended January 31, 2005, we note the following responses:

General
Cover Page

     1. We note the disclosure regarding the market value of the voting stock held by non-affiliates of your company. This calculation must be made as of the last business day of your company's most recently completed second fiscal quarter. In future filings, please revise accordingly. Refer to the instructions to Form 10-K.

               We will make that correction in future filings of our Form 10-K.

Management's Discussion and Analysis, page 11
Result of Operations, page 13

     2. In future filings, if you indicate that a change in your results was due to several factors, please quantify the impact of each factor. For example, when


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June 9, 2005
Ms. Jennifer Thompson

          discussing the increase in revenues from fiscal 2004 to fiscal 2005, you should quantify the revenues resulting from the four hurricanes that hit the southeastern region of the United States, and when discussing the factors that contributed to increased selling, general and administrative expenses, you should quantify the impact of each factor that you mention.

               We will make that correction in future filings of our Forms 10-Q and 10- K.

     3. Please revise future filings to analyze both the dollar changes in your gross profit and the changes in your gross profit margin as a percentage of revenues. In this regard, we note that although your gross profit increased in fiscal 2005, your gross margin decreased by approximately 200 basis points. We believe that an analysis of changes in your gross margin will provide your readers with a better understanding of your business.

               We will make that correction in future filings of our Forms 10-Q and 10- K.

Report of Independent Registered Public Accounting Firm, page F-1

     4. We note that the report of Parente Randolph, LLC refers to and relies upon the report of Stokes & Hinds, LLC for an unqualified opinion on your financial statements for the year ended January 31, 2003. We further note that Stokes & Hinds, LLC merged into Parente Randolph, LLC during 2003. Please amend your Form 10-K to provide all audit opinions necessary to cover the three years of financial statements included in your filing. Refer to Rule 2-05 of Regulation S-X. Also ensure that you include a consent from each accounting firm whose report is included in your filing.

               We did not include the audit report of Stokes & Hinds (referenced by Parente Randolph, LLC in there audit report) with our annual report on Form 10-K because Stokes & Hinds ceased to exist as a result of the merger with Parente Randolph, LLC. As such it is not possible to obtain consent for the use of that report. We determined that failure to obtain consent precluded us from inclusion of the report in our Form 10-K

               We will amend our report to include the audit report from Stokes & Hinds for the year ended January 31, 2003, but it is with the understanding that we cannot provide consent for the inclusion of the report.


Consolidated Statements of Operations, page F-4

     5. We note that you have classified gains on the dale of fixed assets as part of total other income/expense. Please refer to paragraph 45 of SFAS 144, and

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June 9, 2005
Ms. Jennifer Thompson

          tell us how you determined that this classification was appropriate. If necessary, revise future filings to reclassify these gains, and any future similar gains and losses, as part of the subtotaled captioned income from continuing operations.

               With respect to the classification of gain on a disposal of fixed assets (equipment) we determined that FAS 144 did not contemplate the type of disposal reported. Fas 144 refers to classification of assets held for sale. Our interpretation of the standard in its complete context is that the Statement is applicable when contemplating disposals of asset groups with separately identifiable cash flows. Similar to the process one would use in assessing reporting discontinued operations. If that is the case and a plan of disposal is adopted certain criteria must be achieved to reclassify the assets as held for sale, with appropriate adjustments made to the carrying value if it exceeds the amount estimated to be received from the sale. Such adjustment is required to be reported in operating income.

               That is the not the case in our situation. We sold some excess equipment used by one of our operating divisions. There were no separately identifiable cash flows associated with the equipment. There was no re- classification as assets held for sale and we continued to depreciate and use the equipment while a buyer was found. The sale of that equipment was outside of our core operations and therefore recognizing a gain in operating income did not appear to be appropriate and would potentially distort comparisons of operating income going forward. As such we believe the gain is classified correctly as other income.


Note 2-Significant Accounting Policies, page F-7
Property, Plant & Equipment F-8

     6. Please revise future filings to separately disclose the estimated useful lives for each major category of property, plant and equipment. We believe that this is important information to your readers.

               We will make that correction in future filings of our Form 10-K.

Note 10-Compensation Plans, page F-13

     7. Please revise future filings to disclose the weighted average grant date fair value of options granted during each year for which an income statement is provided. Refer to paragraph 47(b) of SFAS 123.

               We will make that correction in future filings of our Forms
               10-K.

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June 9, 2005
Ms. Jennifer Thompson

Note 16-Commitments and Contingencies, page F-17

     8. We note your disclosure under Item 3 on page 9 states that you are not aware of any pending or threatened litigation that you believe is reasonably likely to have a material adverse effect on your financial statements. We remind you that this disclosure does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss has been incurred, even if litigation has not been threatened. In that case, you must indicate the nature of the contingency and either (a) disclose the estimated loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. If applicable, revise future filings to provide such disclosure..

               We will make that correction in future filings of our Forms 10-Q and 10- K.

Controls and Procedures, page 17

     9. We note your statement that the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures have been designed and are functioning effectively "except certain material weaknesses that were identified by our external auditors". Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please amend your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should mot, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

               Refer to changes (highlighted) in attached amendment to our Form 10-K.


     10. We note your statement that your disclosure controls and procedures were designed and functioning effectively "to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms". Amend to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the


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June 9, 2005
Ms. Jennifer Thompson

          reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief financial officer and chief executive officer, to allow timely decisions regarding required disclosures. See Exchange Act Rule 13a-15(e). Alternately, you may revise future filings to state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rule 13a-15(e).

               Refer to changes (highlighted) in attached amendment to our Form 10-K.

In connection with responding to your comments, we acknowledge that:

     o we are responsible for the adequacy and accuracy of the disclosure in our filings:

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide me with any further comments or questions that you may have




                                               Sincerely,


                                               /s/ John C. Regan

                                               John C. Regan
                                               Chief Executive Officer and
                                               Chief Financial Officer



Cc:   James D. Chiafullo, Esquire
      Cohen & Grigsby